UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): April 22, 2015

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 22, 2015, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the first quarter 2015. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2015. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued April 22, 2015:
       McDonald's Reports First Quarter 2015 Results

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 22, 2015

By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President – Assistant Controller

Exhibit Index

Exhibit No. 99.1	Investor Release of McDonald's Corporation issued April 22, 2015: McDonald's Reports First Quarter 2015 Results
Exhibit No. 99.2	McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2015

Exhibit 99.1



FOR IMMEDIATE RELEASE
4/22/2015

FOR MORE INFORMATION CONTACT:
Investors: Chris Stent, 630-623-3801
Media: Becca Hary, 630-623-7293

McDONALD'S REPORTS FIRST QUARTER 2015 RESULTS

OAK BROOK, IL - McDonald's Corporation today announced results for the first quarter ended March 31, 2015.

First quarter results included:

- Global comparable sales decrease of 2.3%, reflecting negative guest traffic in all major segments

- Consolidated revenues decrease of 11% (1% in constant currencies)

- Consolidated operating income decrease of 28% (20% in constant currencies) due to weaker operating performance and $195 million of strategic charges related to restaurant closings and other management actions

- Diluted earnings per share of $0.84, a decrease of 31% (23% in constant currencies), which includes strategic charges totaling $0.17 per share and a negative foreign currency translation impact of $0.09 per share. In constant currencies and excluding the strategic charges, earnings per share decreased $0.11 or 9%

- Return of $1.4 billion to shareholders through dividends and share repurchases

"As the world's leading restaurant company, we are evolving to be more responsive to today's customer," said McDonald's President and Chief Executive Officer Steve Easterbrook. "McDonald's management team is keenly focused on acting more quickly to better address today's consumer needs, expectations and the competitive marketplace. We are developing a turnaround plan to improve our performance and deliver enduring profitable growth. We look forward to sharing the initial details of this plan on May 4, 2015."

In the U.S., first quarter comparable sales decreased 2.6% reflecting negative sales and guest traffic as the segment's product and promotional offers did not overcome the competitive activity. U.S. operating income for the quarter declined 11%, reflecting weak sales results and the impact of restructuring and restaurant closing charges. During the quarter, the U.S. continued to simplify its menu and focus on local menu initiatives to be more responsive to consumers' preferences.

Europe's first quarter comparable sales declined 0.6% as positive performance in the U.K. was more than offset by weak results in France and Russia. First quarter operating income decreased 20% (4% in constant currencies) reflecting soft consumer sentiment and currency and inflation pressures in Russia, as well as ongoing macro-economic headwinds across much of Europe.

APMEA's first quarter comparable sales decreased 8.3% primarily due to the impact of prolonged, broad-based consumer perception issues in Japan, along with negative but improving performance in China. For the quarter, APMEA's operating income declined 80% (77% in constant currencies) due to strategic restaurant closings and other charges and negative operating performance in Japan and China.

Kevin Ozan, McDonald's Chief Financial Officer, noted, "We are committed to positioning the Company for long-term growth. We took a meaningful step in the first quarter with the decision to close under-performing restaurants that are not contributing to our profitability. While we continue our efforts to regain our business momentum and improve sales at our more than 36,000 restaurants around the world, our current performance reflects the ongoing pressures on the business. April global comparable sales are expected to be negative."

Easterbrook concluded, "McDonald's founder, Ray Kroc, made a statement about our business that is as relevant today as it was 60 years ago: 'Take calculated risks. Act boldly and thoughtfully. Be an agile company.' McDonald's is employing these timeless business philosophies as we embark on a turnaround to drive momentum in our business. We are committed to making McDonald's a modern, progressive burger company delivering a contemporary customer experience."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

Quarters Ended March 31,	2015	2014	(Dec)	(Decrease) Excluding Currency Translation
Revenues	$5,958.9	$6,700.3	(11)%	(1)%
Operating income [2]	1,385.5	1,936.0	(28)	(20)
Net income	811.5	1,204.8	(33)	(26)
Earnings per share-diluted [1], [2]	$ 0.84	$ 1.21	(31)%	(23)%

(1) Foreign currency translation had a negative impact of $0.09 on diluted earnings per share for the quarter.

(2) In the first quarter, as part of our focus to optimize the business, the Company recognized strategic charges of $195 million in operating income, negatively impacting earnings per share by $0.17. This included the following costs:

- $85 million of asset write-offs related to the Company's previously-announced refranchising initiative and other charges;
- $72 million of asset write-offs related to management's decision to close about 220 under-performing restaurants, primarily in the U.S. and China, and the decision by McDonald's Japan to close about 130 restaurants. These restaurant closings are in addition to the 350 planned closures globally; and
- $38 million of restructuring charges in the U.S. in connection with management's initiative to create a flatter, more efficient organization.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2015.

McDonald’s Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on April 22, 2015. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

McDonald’s Corporation will present the initial details of the Company's turnaround plan the morning of May 4, 2015. Details about how investors can access this information will be made available at www.investor.mcdonalds.com no later than May 1, 2015.

The Company plans to release April 2015 sales information on May 8, 2015.

ABOUT McDONALD’S

McDonald’s is the world’s leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald’s restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters Ended March 31,	2015	2014	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 3,914.1	$ 4,490.5	$ (576.4)	(13)%
Revenues from franchised restaurants	2,044.8	2,209.8	(165.0)	(7)
TOTAL REVENUES	5,958.9	6,700.3	(741.4)	(11)
Operating costs and expenses				
Company-operated restaurant expenses	3,354.3	3,767.1	(412.8)	(11)
Franchised restaurants—occupancy expenses	403.6	417.1	(13.5)	(3)
Selling, general & administrative expenses	582.8	620.4	(37.6)	(6)
Other operating (income) expense, net	232.7	(40.3)	273.0	n/m
Total operating costs and expenses	4,573.4	4,764.3	(190.9)	(4)
OPERATING INCOME	1,385.5	1,936.0	(550.5)	(28)
Interest expense	147.3	135.5	11.8	9
Nonoperating (income) expense, net	(15.9)	17.2	(33.1)	n/m
Income before provision for income taxes	1,254.1	1,783.3	(529.2)	(30)
Provision for income taxes	442.6	578.5	(135.9)	(23)
NET INCOME	$ 811.5	$ 1,204.8	$ (393.3)	(33)%
EARNINGS PER SHARE-DILUTED	$ 0.84	$ 1.21	$ (0.37)	(31)%
Weighted average shares outstanding-diluted	965.5	995.9	(30.4)	(3)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2015

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the quarter ended March 31, 2015. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results, because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended March 31,	2015	2014	Currency Translation Benefit/ (Cost) 2015
Revenues	$ 5,958.9	$ 6,700.3	$(700.7)
Company-operated margins	559.8	723.4	(71.2)
Franchised margins	1,641.2	1,792.7	(142.4)
Selling, general & administrative expenses	582.8	620.4	39.9
Operating income	1,385.5	1,936.0	(157.3)
Net income	811.5	1,204.8	(84.6)
Earnings per share-diluted	$ 0.84	$ 1.21	$ (0.09)

The impact of foreign currency translation on consolidated operating results for the quarter reflected the weaker Euro, Russian Ruble, Australian Dollar and most other currencies.

Net Income and Diluted Earnings per Share

For the quarter, net income decreased 33% (26% in constant currencies) to $811.5 million, and diluted earnings per share decreased 31% (23% in constant currencies) to $0.84. Foreign currency translation had a negative impact of $0.09 on diluted earnings per share.

In the first quarter, as part of our focus to optimize the business, the Company recognized strategic charges of $195 million in operating income, negatively impacting earnings per share by $0.17. This included the following costs:

- $85 million of asset write-offs related to the Company's previously-announced refranchising initiative and other charges;

- $72 million of asset write-offs related to management's decision to close about 220 under-performing restaurants, primarily in the U.S. and China, and the decision by McDonald's Japan to close about 130 restaurants. These restaurant closings are in addition to the 350 planned closures globally; and

- $38 million of restructuring charges in the U.S. in connection with management's initiative to create a flatter, more efficient organization.

In constant currencies and excluding the impact of these charges, earnings per share decreased $0.11 or 9%, reflecting lower company-operated margins, weaker results in Japan and a higher effective tax rate, partly offset by a benefit from a decrease in diluted weighted average shares outstanding due to share repurchases.

During the quarter, the Company paid a quarterly dividend of $0.85 per share or $816.3 million and repurchased 6.6 million shares of its stock for $624.5 million.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters Ended March 31,	2015	2014	(Decrease)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 990.2	$1,040.9	(5)%	(5)%
Europe	1,494.7	1,925.8	(22)	1
APMEA*	1,274.0	1,356.9	(6)	(2)
Other Countries & Corporate**	155.2	166.9	(7)	5
Total	$3,914.1	$4,490.5	(13)%	(1)%
Franchised revenues				
U.S.	$ 987.9	$1,013.2	(2)%	(2)%
Europe	669.5	786.4	(15)	2
APMEA	250.7	261.9	(4)	5
Other Countries & Corporate	136.7	148.3	(8)	9
Total	$2,044.8	$2,209.8	(7)%	1 %
Total revenues				
U.S.	$1,978.1	$2,054.1	(4)%	(4)%
Europe	2,164.2	2,712.2	(20)	1
APMEA	1,524.7	1,618.8	(6)	(1)
Other Countries & Corporate	291.9	315.2	(7)	7
Total	$5,958.9	$6,700.3	(11)%	(1)%

* APMEA represents Asia/Pacific, Middle East and Africa.

** Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities.

- **Revenues:** Revenues decreased 11% (1% in constant currencies) for the quarter. The constant currency decrease reflected the impact of negative comparable sales, mostly offset by expansion.

  - **U.S.:** Revenues decreased for the quarter due to negative comparable sales, reflecting negative comparable guest counts as the segment's product and promotional offers did not offset competitive activity.

  - **Europe:** The constant currency results for the quarter reflected a benefit from expansion, primarily in Russia and France, and positive comparable sales in the U.K. This was mostly offset by negative comparable sales in France and Russia and the impact of refranchising.

  - **APMEA:** The constant currency decrease for the quarter was driven by negative comparable sales primarily in China and Japan, mostly offset by a benefit from expansion in the segment and positive comparable sales in Australia.

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix.

COMPARABLE SALES AND GUEST COUNTS

| | Increase/ (Decrease) | | | |
| | Months Ended March 31,* | | Quarters Ended March 31,** | |
	2015	2014	2015	2014
U.S.	(3.9)%	(0.6)%	(2.6)%	(1.7)%
Europe	(2.9)	1.5	(0.6)	1.4
APMEA	(7.3)	(0.5)	(8.3)	0.8
Other Countries & Corporate	6.3	4.8	6.4	6.1
Total	(3.3)%	0.5 %	(2.3)%	0.5 %

* The number of weekdays and weekend days can impact reported comparable sales and guest counts. The calendar shift/trading day adjustment varied by area of the world, ranging from (1.7%) to (0.8%) in March 2015. In addition, the timing of holidays can impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) decreased 4.7% and 3.1% for the quarters 2015 and 2014, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended March 31, 2015 | | Quarter Ended March 31, 2015 | |
	(Decrease)	Inc/ (Dec) Excluding Currency Translation	(Decrease)	Inc/ (Dec) Excluding Currency Translation
U.S.	(3)%	(3)%	(2)%	(2)%
Europe	(21)	0	(17)	2
APMEA	(12)	(4)	(12)	(5)
Other Countries & Corporate	(14)	9	(11)	9
Total	(11)%	(1)%	(9)%	0 %

FRANCHISED SALES
Dollars in millions

Quarters Ended March 31,	2015	2014	(Decrease)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 7,247.4	$ 7,338.1	(1)%	(1)%
Europe	3,780.0	4,402.2	(14)	2
APMEA	2,673.2	3,108.8	(14)	(6)
Other Countries & Corporate	1,648.0	1,867.6	(12)	9
Total*	$15,348.6	$16,716.7	(8)%	0 %

* Sales from developmental licensed restaurants and foreign affiliated markets where the Company earns a royalty based on a percent of sales totaled $2,943.3 million and $3,548.5 million for the quarters 2015 and 2014, respectively. Results were impacted by negative comparable sales and the weaker Yen in Japan, and many weaker currencies in Latin America. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended March 31,	Percent		Amount		(Decrease)	Inc/ (Dec) Excluding Currency Translation
	2015	2014	2015	2014		
Franchised						
U.S.	81.3%	82.5%	$ 803.5	$ 836.1	(4)%	(4)%
Europe	76.0	76.9	509.1	604.8	(16)	1
APMEA	84.9	86.3	212.8	226.1	(6)	3
Other Countries & Corporate	84.8	84.8	115.8	125.7	(8)	11
Total	80.3%	81.1%	$1,641.2	$1,792.7	(8)%	(1)%
Company-operated						
U.S.	15.3%	17.3%	$ 151.1	$ 180.1	(16)%	(16)%
Europe	16.3	17.0	243.8	328.0	(26)	(8)
APMEA	11.3	14.0	143.4	190.5	(25)	(20)
Other Countries & Corporate	13.9	14.9	21.5	24.8	(13)	(2)
Total	14.3%	16.1%	$ 559.8	$ 723.4	(23)%	(13)%

- *Franchised:* Franchised margin dollars decreased $151.5 million or 8% (1% in constant currencies) for the quarter.

  - *U.S.:* The franchised margin percent decreased for the quarter primarily due to higher lease expense and negative comparable sales.

  - *Europe:* The franchised margin percent decreased for the quarter primarily due to higher lease expense, the impact of refranchising and lower rental income as a percentage of franchised sales.

  - *APMEA:* The franchised margin percent decreased for the quarter partly due to weaker operating performance in Japan, which reduced Japan's favorable contribution to the segment's margin percent. In addition, higher lease expense and refranchising negatively impacted the margin percent. While refranchising may have a dilutive effect on the franchised margin percent, it results in higher franchised margin dollars.

- *Company-operated:* Company-operated margin dollars decreased $163.6 million or 23% (13% in constant currencies) for the quarter. The constant currency decrease was primarily due to weak performance across all segments.

  - *U.S.:* The Company-operated margin percent decreased for the quarter due to the impact of negative comparable guest counts and higher labor and commodity costs, partly offset by a higher average check.

  - *Europe:* The Company-operated margin percent decreased for the quarter reflecting weaker results in Russia due to negative comparable sales performance and the impact of currency and inflationary pressures on commodity costs.

  - *APMEA:* The Company-operated margin percent decreased for the quarter primarily due to weak performance in China and other Asian markets. The ongoing impact from the 2014 supplier issue continued to pressure sales and commodity costs in China.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

Quarters Ended March 31,	2015	2014
Food & paper	33.9%	33.7%
Payroll & employee benefits	26.8	26.2
Occupancy & other operating expenses	25.0	24.0
Total expenses	85.7%	83.9%
Company-operated margins	14.3%	16.1%

Selling, General & Administrative Expenses

- Selling, general and administrative expenses decreased $37.6 million or 6% (0% in constant currencies) for the quarter. The constant currency results reflect the benefit from comparison to prior year costs related to the 2014 Winter Olympics, partly offset by higher marketing costs.

- Selling, general and administrative expenses as a percent of revenues increased to 9.8% for the quarter 2015 compared with 9.3% for 2014, and as a percent of Systemwide sales increased to 3.0% for the quarter 2015 compared with 2.9% for 2014, as weaker foreign currencies are having a bigger impact on revenues and sales.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2015	2014
Gains on sales of restaurant businesses	$ (24.6)	$ (29.0)
Equity in earnings of unconsolidated affiliates	63.4	(16.5)
Asset dispositions and other (income) expense, net	193.9	5.2
Total	$232.7	$ (40.3)

- Equity in earnings of unconsolidated affiliates decreased for the quarter primarily due to results in Japan, reflecting negative operating performance and the impact of the decision by McDonald's Japan to close under-performing restaurants.

- Asset dispositions and other expense increased for the quarter, primarily due to asset write-offs related to the decision to close under-performing restaurants, mostly in the U.S. and China, other asset write-offs as part of the refranchising initiative and U.S. restructuring charges.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended March 31,	2015	2014	(Decrease)	(Decrease) Excluding Currency Translation
U.S.	$ 731.8	$ 820.8	(11)%	(11)%
Europe	600.9	752.5	(20)	(4)
APMEA	68.5	345.1	(80)	(77)
Other Countries & Corporate	(15.7)	17.6	n/m	(57)
Total	$1,385.5	$1,936.0	(28)%	(20)%

- **Operating Income:** Operating income decreased $550.5 million or 28% (20% in constant currencies) for the quarter, partly reflecting strategic charges of $195 million.

  - **U.S.:** Operating income for the quarter decreased due to lower restaurant margin dollars, and restructuring and restaurant closing charges.

  - **Europe:** Constant currency operating income for the quarter decreased primarily due to lower Company-operated margin dollars in Russia and lower other operating income, partly offset by lower selling, general and administrative expenses which benefited from prior year costs related to the 2014 Winter Olympics.

  - **APMEA:** Constant currency operating income for the quarter decreased primarily due to strategic charges related to the impact from restaurant closings incremental to plan and other management actions, negative operating performance in Japan and lower Company-operated margin dollars.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin was 23.3% and 28.9% for the quarters 2015 and 2014, respectively.

Interest Expense

- Interest expense increased 9% (15% in constant currencies) for the quarter primarily due to higher average debt balances, partly offset by weaker foreign currencies.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2015	2014
Interest income	$ (2.3)	$ (3.4)
Foreign currency and hedging activity	(15.9)	12.0
Other (income) expense, net	2.3	8.6
Total	$ (15.9)	$ 17.2

Income Taxes

- The effective income tax rate was 35.3% and 32.4% for the quarters 2015 and 2014, respectively. The higher effective tax rate for 2015 was primarily due to certain first quarter strategic charges that had limited tax benefits and weaker operating performance in certain foreign markets that resulted in an unfavorable shift in the mix of income.

Outlook

The Company's Outlook will be provided when the Company shares the initial details of its turnaround plan on May 4, 2015.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At March 31,	2015	2014	Inc/ (Dec)
U.S.*	14,339	14,261	78
Europe			
Germany*	1,476	1,468	8
France	1,343	1,304	39
United Kingdom	1,242	1,225	17
Italy	510	484	26
Russia	492	420	72
Spain	477	461	16
Other	2,324	2,269	55
Total Europe	7,864	7,631	233
APMEA			
Japan*	3,074	3,147	(73)
China	2,174	1,980	194
Australia	943	923	20
Philippines	461	411	50
Taiwan	414	416	(2)
South Korea	403	350	53
Other	2,916	2,743	173
Total APMEA	10,385	9,970	415
Other Countries & Corporate			
Canada*	1,435	1,420	15
Brazil	866	816	50
Other	1,401	1,395	6
Total Other Countries & Corporate	3,702	3,631	71
Systemwide restaurants	36,290	35,493	797
Countries	119	120	(1)

* Reflected the following satellites: At March 31, 2015 - U.S. 912, Germany 203, Japan 587, Canada 412; At March 31, 2014 - U.S. 960, Germany 194, Japan 656, Canada 423.

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2015	2014	Inc/ (Dec)
U.S.			
Conventional franchised	12,840	12,722	118
Company-operated	1,499	1,539	(40)
Total U.S.	14,339	14,261	78
Europe			
Conventional franchised	5,504	5,330	174
Developmental licensed	266	233	33
Total Franchised	5,770	5,563	207
Company-operated	2,094	2,068	26
Total Europe	7,864	7,631	233
APMEA			
Conventional franchised	1,223	1,104	119
Developmental licensed	2,772	2,431	341
Foreign affiliated	3,508	3,572	(64)
Total Franchised	7,503	7,107	396
Company-operated	2,882	2,863	19
Total APMEA	10,385	9,970	415
Other Countries & Corporate			
Conventional franchised	1,220	1,213	7
Developmental licensed	2,223	2,169	54
Total Franchised	3,443	3,382	61
Company-operated	259	249	10
Total Other Countries & Corporate	3,702	3,631	71
Systemwide			
Conventional franchised	20,787	20,369	418
Developmental licensed	5,261	4,833	428
Foreign affiliated	3,508	3,572	(64)
Total Franchised	29,556	28,774	782
Company-operated	6,734	6,719	15
Total Systemwide	36,290	35,493	797

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks that are reflected in the following considerations and factors that we believe are most likely to affect our performance.

If we do not successfully design and execute our global growth strategies, we may not be able to increase revenues or market share.

To drive future results, our global growth strategies must be effective in achieving market share gains while at the same time delivering operating income growth. Our strategies are aligned around the four strategic growth priorities that represent our greatest opportunities to drive results-serving our customers' favorite food and drinks, creating memorable experiences, offering unparalleled convenience, and being a more trusted brand. We focus our System on execution across all of our strategies through a common, integrated approach to people, products, place, price and promotion. In response to current market and industry dynamics which have negatively impacted financial results, management is evaluating critical areas of the Company's strategies in order to restore business momentum and enhance performance. Whether we successfully execute these strategies depends mainly on our System's ability to:

- Continue to innovate and differentiate in all aspects of the McDonald's experience in a way that balances value with profitability;

- Reinvest in our restaurants and identify and develop restaurant sites consistent with our System's plans for net growth of System-wide restaurants;

- Provide clean and friendly environments that deliver a consistent McDonald's experience and demonstrate high service levels;

- Drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours; and

- Manage the complexity of our restaurant operations.

If we are unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. In some of our major markets, IEO segments have remained stagnant in recent periods, have experienced only modest growth or have declined. As a result, we are facing sustained, intense competition from both traditional and other competitors, which include many non-traditional market participants such as convenience stores and coffee shops. In addition, in recent periods we have experienced emerging and growing competition from the fast casual category of restaurants. We expect our environment to continue to be highly competitive and in any particular reporting period our results may be impacted by new actions of our competition, which may have a short- or long-term impact.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, develop new products, price our products appropriately, manage the complexity of our restaurant operations and respond effectively to our competitors' actions. Recognizing these dependencies, we have intensified our focus in recent periods on strategies to achieve these goals and we will likely continue to modify existing strategies and implement new strategies in the future. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics.

If we do not anticipate and address evolving consumer preferences, our business could suffer.

Our continued success depends on our System's ability to anticipate and respond effectively to continuously shifting consumer demographics, trends in food sourcing, food preparation and consumer preferences in the IEO segment. We must continuously adapt to deliver a relevant experience for our customers amidst a highly competitive, value-driven operating environment. Over the last year, we have implemented initiatives to address these shifts at a more aggressive pace. There is no assurance that such initiatives will be successful and, if they are not, our financial results could be adversely impacted.

If our pricing, promotional and marketing plans are not effective, our results may be negatively impacted.

Our results depend on the impact of our pricing, promotional and marketing plans and our System's ability to adjust these plans to respond quickly to economic and competitive conditions. Our existing or future pricing strategies and the value proposition they represent will continue to be important components of our overall plan, may not be successful and could negatively impact sales and margins. The promotion of our menu offerings may yield results below desired levels.

Additionally, we operate in an increasingly complex and costly advertising environment. Our marketing and advertising programs may not be successful and we may fail to attract and retain customers. We have increased our emphasis on digital offerings and customer loyalty initiatives, and our success depends in part on whether we can effectively execute such offerings and initiatives in a way that will enhance customer engagement. If our pricing, promotional and marketing plans are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Failure to preserve the value and relevance of our brand could have a negative impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions on a variety of factors, including the nutritional content and preparation of our food, our business practices and the manner in which we source the commodities we use. Consumer acceptance of our offerings is subject to change for a variety of reasons. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and often have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the IEO segment or perceptions of our brand and could be material to our business. Perceptions may also be affected by activist campaigns to promote adverse perceptions of the quick-service category of the IEO segment or our brand and/or our operations, or to promote or threaten specific economic action involving the industry, us, our suppliers or franchisees. If we are unsuccessful in addressing such adverse perceptions, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives to support our brand ambition of good food, good people and good neighbor, which will require System-wide coordination and alignment. If we are not effective in achieving our stated sustainability goals and addressing these and other matters of social responsibility in a way that inspires trust and confidence, trust in our brand could suffer. In particular, business incidents that erode consumer trust, particularly if such incidents receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics and actions taken by governments to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Many major economies, both advanced and developing, continue to face weak economies, high unemployment rates and other ongoing economic issues. Continued adverse economic conditions or adverse changes in economic conditions in our markets could pressure our operating performance, and our business and financial results may suffer.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient product supply, including on favorable terms. The products we sell are sourced from a wide variety of suppliers in countries around the world. Supply chain interruptions, including due to lack of supply or price increases, can adversely affect us or the suppliers and franchisees that are also part of our System and whose performance has a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers or us, including inclement weather, natural disasters, increased demand, problems in production or distribution, disruptions in third party logistics or transportation systems, the inability of our suppliers to obtain credit, or food safety warnings or advisories. If we experience interruptions in our supply chain, our costs could increase and it could limit the availability of products critical to our operations.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products. However, food safety events, including instances of food-borne illness, have occurred in the food industry in the past, and could occur in the future. In 2014, food quality issues were discovered at a supplier to McDonald's and other food companies in China. As a consequence of this issue, results in China, Japan and certain other markets were negatively impacted due to lost sales and profitability, including expenses associated with rebuilding customer trust. Any future instances of food tampering, food contamination or food-borne illness could adversely affect our brand and reputation as well as our revenues and profits.

Our franchise business model presents a number of risks.

Our success relies in part on the financial success and cooperation of our franchisees, yet we have limited influence over their operations. Our restaurant margins arise from two sources: Company-operated restaurants and franchised restaurants. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Our franchisees may not experience sales growth, and our revenues and margins could be negatively affected as a result. If sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures or delayed or reduced payments to us.

Our success also depends on the willingness and ability of our independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. The ability of our franchisees to contribute to the achievement of our plans is dependent in large part on the availability of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subject to litigation. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, the brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. Our ability to achieve the benefits of our refranchising strategy, which involves a shift to a greater percentage of franchised restaurants, will depend on various factors, including our ability to identify franchisees that meet our rigorous standards, the performance of our existing franchisees and whether the resulting ownership mix supports our financial objectives.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-owned restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supply, fuel, utilities, distribution and other operating costs. Any volatility in certain commodity prices could adversely affect our operating results by impacting restaurant profitability. The commodity market for some of the ingredients we use, such as beef and chicken, is particularly volatile and is subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls, government regulation and other factors, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

The global scope of our operations subjects us to risks that could negatively affect our business.

We face differing cultural, regulatory and economic environments that exist within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on our success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets. Our initiatives may not have broad appeal with our customer base and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in our operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs, government-mandated closure of our or our suppliers' operations and asset seizures. The cost and disruption of responding to governmental investigations or actions, whether or not they have merit, may impact our results. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental actions. Our results of operations and financial condition are also affected by fluctuations in currency exchange rates, which may adversely affect reported earnings.

Additionally, we face challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. If we are unable to effectively manage the risks associated with our international operations, it could have a material adverse effect on our business and financial condition.

Challenges with respect to talent management could harm our business.

Our success depends in part on our System's ability to recruit and retain qualified personnel to work in our restaurants. Increased costs associated with recruiting and retaining such qualified personnel, whether because of the trend toward higher statutory minimum wages and social expenses or because of voluntary increases in wages necessitated by labor market conditions, could have a negative impact on the margins of our Company-owned restaurants. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us or the franchisees and suppliers that are also part of the McDonald's System and whose performance has a material impact on our results.

We are also impacted by the costs and other effects of compliance with U.S. and overseas regulations affecting our workforce, which includes our staff and employees working in our Company-owned restaurants. These regulations are increasingly focused on wage and hour, healthcare, immigration, retirement and other employee benefits and unlawful workplace discrimination. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof) could have a negative impact on our business.

Information technology system failures or interruptions or breaches of our network security may interrupt our operations.

We are increasingly reliant on our technological systems (e.g., point-of-sale and other in-store systems or platforms) to conduct our business, and any failure of these systems could significantly impact our operations. Despite our implementation of security measures, our technology systems could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. If these systems were to fail, and we were unable to recover in a timely way, we could experience an interruption in our operations. We may also not fully realize the benefits of the significant investments we are making to enhance the customer experience through digital engagement and social media.

Furthermore, security breaches involving our systems or those of third party providers may occur, such as unauthorized access, denial of service, computer viruses and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in system disruptions, shutdowns, theft or unauthorized disclosure of confidential information. The occurrence of any of these incidents could result in adverse publicity, loss of consumer confidence, reduced sales and profits, and criminal penalties or civil liabilities.

Increasing regulatory complexity may adversely affect restaurant operations and our financial results.

Our regulatory environment worldwide exposes us to complex compliance and similar risks that could affect our operations and results in material ways. In many of our markets, including the United States and countries in Europe, we are subject to increasing regulation, which has increased our cost of doing business. We are affected by the cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by multiple governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings.

Our success depends in part on our ability to manage the impact of new, potential or changing regulations that can affect our business plans. These regulations may relate to product packaging, marketing and the nutritional content and safety of our food and other products, labeling and other disclosure practices (particularly given varying requirements and practices for testing and disclosure), ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers.

Additionally, we are keenly aware of and working to manage the risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, energy and water resources. The increased public focus, including by governmental and non-governmental organizations, on these and other environmental sustainability matters (e.g., packaging and waste, animal health and welfare, deforestation and land use) and the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them, could expose us to market, operational and execution costs or risks. If we are unable to effectively manage the risks associated with our complex regulatory environment, it could have a material adverse effect on our business and financial condition.

We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.

Increasing legal complexity will continue to affect our operations and results in material ways. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations, employment and personal injury claims, landlord/tenant disputes, disputes with current or former suppliers, claims by current or former franchisees, and intellectual property claims (including claims that we infringed another party's trademarks, copyrights, or patents). Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to litigation.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions. We are also subject to the legal and compliance risks associated with privacy, data collection, protection and management, in particular as it relates to information we collect when we provide optional technology-related services to franchisees.

Our operating results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have.

A judgment significantly in excess of any applicable insurance coverage could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products. We also license our intellectual property to franchisees and other third parties and we cannot assure you that they will not take actions that hurt the value of our intellectual property.

We have registered certain trademarks and have other trademark registrations pending in the United States and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the United States in which we do business or may do business in the future and may never be registered in all of these countries. The steps we have taken to protect our intellectual property in the United States and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, could result in costly litigation and could harm our business.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or related authoritative interpretations, particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere. We are also impacted by settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope. Any increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant effect on our reported results for the affected periods.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

We may be negatively affected by the impact of changes in our debt levels or our results of operations on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants. Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing unpredictable global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure and strategies in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.